Exhibit 99.1

 Safe Bulkers, Inc. Announces Public Offering of Common Stock

Athens, Greece, March 12, 2012 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it plans to offer 5,000,000 shares of its common stock to the public (the “Public Offering”). In connection with the Public Offering, the Company intends to grant the underwriters a 30-day option to purchase up to 750,000 additional shares of common stock.

The Company plans to use the net proceeds of the Public Offering for vessel acquisitions, capital expenditures and for other general corporate purposes, which may include repayment of indebtedness.

Morgan Stanley, BofA Merrill Lynch and Credit Suisse are acting as book-running managers and Evercore Partners is acting as co-manager of the Public Offering, which will be made under an effective shelf registration statement.

The Public Offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the Public Offering may be obtained from Morgan Stanley, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, email: prospectus@morganstanley.com, BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com or Credit Suisse, One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, e-mail: newyork.prospectus@credit-suisse.com.

This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”.  The Company maintains its offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended). Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Statements contained in this press release are based upon information presently available to the Company and assumptions that the Company believes to be reasonable. The Company is not assuming any duty to update this information should those facts change or should the Company no longer believe the assumptions to be reasonable. These statements are subject to risks and uncertainties, including without limitation, general market conditions, the market for the Company's common stock, the performance of the Company's business and other risks detailed from time-to-time in the Company's filings with the Securities and Exchange Commission. There is no assurance that the Company will complete the Public Offering or on what terms.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Matthew Abenante

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com